Sit Investment Associates, Inc.
Presentation to:
Alerus Retirement Solutions
Dividend Growth Presentation

March 2010

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 612-332-3223
Fax: 612-332-1911
www.sitinvest.com
www.sitfunds.com

Kent L. Johnson, CFA - Senior Vice President - Research and Investment Management
Steven P. Benjamin, CEBS, CRPC – Manager, Retirement Plan Services

Outline of Presentation

- Disclosure
- This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.
- The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.
- Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $8.6 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 35 full-time investment professionals, including 19 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Global Investment Managers

Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

Total Assets Under Management

As of December 31, 2009: $8.6 Billion

- Equity $2.4 Billion
- Fixed Income $6.2 Billion
- Institutional Separate Accounts $6.7 Billion
- Sit Mutual Funds $1.9 Billion

Roger J. Sit

Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	19 Years	
Age:	47	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA

Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	17 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA

Vice President – Research and Investment Management

Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	19 Years	
Age:	54	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA, CPA

Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	15 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Sit Investment Associates, Inc.
Total Years Investment Experience 231 Years
Average Years Investment Experience 12 .2 Years

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	18	11
Kent L. Johnson, CFA	16	19
Ronald D. Sit, CFA	24	24
David A. Brown, CFA, CPA	14	11
Robert W. Sit, CFA	17	17
Michael J. Stellmacher, CFA	18	7
Denise A. Anderson, Ph.D.	11	0
John M. Bernstein	16	13
Stacey M. Curme	12	16
Joseph R. Eshoo	14	1
Matthew T. Loucks, CFA	14	3
Raymond E. Sit	17	17
Janet K. Kinzler	16	7
Tasha M. Murdoff	9	13
Ningning Tang, CFA	5	1
Bradley W. Meyer	6	7
Matthew J. Michalik	2	1
Nicholas D. Tich	1	3
Lee J. Feltman	1	2

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Sit Composite Performance Results[1]

December 31, 2009

(Before Management Fees)

	4Q 2009	Annualized 1 Year	2 Years	3 Years	5 Years	7 Years	10 Years	25 Years
Sit Large Cap Growth	**5.8%**	**29.4%**	**-7.3%**	**-0.1%**	**4.1%**	**8.4%**	**-2.5%**	**10.5%**
Sit Large Cap Growth (Russell 1000 Growth)	**7.0%**	**33.9%**	**-7.5%**	**-0.4%**	**3.4%**	**7.9%**	**N/A**	**N/A**
Russell 1000 Growth	7.9	37.2	-8.1	-1.9	1.6	5.9	-4.0	9.8
S&P 500 Index	6.0	26.5	-10.7	-5.6	0.4	5.5	-1.0	10.5
Sit Concentrated Growth	**4.5%**	**25.3%**	**-10.5%**	**0.6%**	**4.3%**	**9.9%**	**-0.7%**	**N/A**
Russell 1000 Growth	7.9	37.2	-8.1	-1.9	1.6	5.9	-4.0	9.8
S&P 500 Index	6.0	26.5	-10.7	-5.6	0.4	5.5	-1.0	10.5
Sit Mid Cap Growth	**4.7%**	**37.0%**	**-12.8%**	**-3.0%**	**3.4%**	**10.0%**	**-1.8%**	**11.2%**
Russell Midcap Growth	6.7	46.3	-9.8	-3.2	2.4	9.2	-0.5	N/A
Russell Midcap	5.9	40.5	-9.3	-4.6	2.4	9.6	5.0	12.0
Sit Small Cap Growth	**5.4%**	**34.1%**	**-11.7%**	**-2.0%**	**4.3%**	**9.0%**	**0.5%**	
Russell 2000 Growth	4.1	34.5	-9.1	-4.0	0.9	8.5	-1.4	
Russell 2000	3.9	27.2	-8.2	-6.1	0.5	8.6	3.5	
Sit Dividend Growth	**6.3%**	**26.4%**	**-5.2%**	**1.0%**	**6.4%**	**N/A**	**N/A**	
S&P 500 Index	6.0	26.5	-10.7	-5.6	0.4	5.5	-1.0	
Sit EAFE+	**4.7%**	**30.6%**	**-14.5%**	**-4.9%**	**3.6%**	**8.6%**	**-3.5%**	
MSCI EAFE Growth	4.2	29.4	-13.9	-4.8	3.7	9.1	-1.3	
MSCI EAFE	2.2	31.8	-13.6	-6.0	3.5	10.3	1.2	
Sit Global	**5.4%**	**29.1%**	**-10.5%**	**-3.4%**	**3.1%**	**7.7%**	**-3.4%**	
MSCI World Growth	6.0	33.3	-11.4	-3.4	2.6	7.1	-2.5	
MSCI World	4.1	30.0	-12.2	-5.6	2.0	7.8	-0.2	
Sit Developing Markets	**10.7%**	**78.8%**	**-10.1%**	**5.3%**	**16.5%**	**21.0%**	**7.3%**	
MSCI Emerging Mkts Growth [2]	8.6	74.5	-13.6	0.2	11.6	16.9	5.4	
MSCI Emerging Mkts [2]	8.3	74.5	-10.9	2.7	12.8	19.0	7.3	
Sit Pacific Basin	**6.6%**	**43.2%**	**-8.8%**	**1.3%**	**8.4%**	**N/A**	**N/A**	
MSCI All Country Asia Pacific Growth [2]	2.9	34.4	-14.6	-5.3	3.9	7.3	-4.0	
MSCI All Country Asia Pacific [2]	2.3	37.6	-10.6	-2.9	5.6	-0.8	N/A	

[1]Note: Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future results.

[2]Measured by Price Index (USD).

[3]There was no account managed by SIA under this strategy for June 2003, 2nd Qtr 2003 returns were derived from an active account for April and May 2003 and model portfolio for June 2003.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance

- Client Portfolio Guidelines

Roger J. Sit*
David A. Brown*
Tasha M. Murdoff

Investment Policy & Strategy

- Asset Allocation
- Regional Allocation
- Country Allocation

Roger J. Sit*
Kent L. Johnson*
Ronald D. Sit*
John M. Bernstein*
Michael J. Stellmacher
Tasha M. Murdoff

Fundamental Industry & Company Research

- Stock and Industry Recommendations

Roger J. Sit*
Kent L. Johnson
Ronald D. Sit
David A. Brown
Robert W. Sit
Michael J. Stellmacher
Denise A. Anderson
John M. Bernstein
Joseph R. Eshoo
Matthew T. Loucks
Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Ningning Tang
Matthew J. Michalik

Portfolio/Sector & Quantitative Analysis

- Quantitative Screens
- Sector and Risk Analysis
- Technical Analysis

Kent L. Johnson*
Tasha M. Murdoff
Bradley W. Meyer
Matthew J. Michalik
Nicholas D. Tich
Lee J. Feltman

Portfolio Management & Implementation

- Portfolio Construction
- Portfolio Implementation

Roger J. Sit*
Kent L. Johnson*
Robert W. Sit
Michael J. Stellmacher
Tasha M. Murdoff
Raymond E. Sit

Equity Trading

- Trading and Brokerage Relationship

Stacey M. Curme*
Bradley W. Meyer

Client Reporting & Servicing

- Client Servicing and Marketing

Roger J. Sit*
David A. Brown*
Kent L. Johnson
John M. Bernstein
Tasha M. Murdoff

*Team Leaders

II. Performance

Sit Dividend Growth Equities Composite[1]
Total Returns Unless Noted

Year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.75%	0.50%	1.44%	7.85%	11.87%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.72%	1.73%	4.67%	2.18%	10.67%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	6.38%	0.57%	5.18%	6.20%	19.51%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	2.98%	6.68%	3.42%	0.70%	14.41%
S&P 500 Index	0.64	6.28	2.03	-3.33	5.50

Year 2008

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-6.13%	0.09%	-6.75%	-18.77%	-28.83%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-9.08%	14.83%	13.90%	6.29%	26.40%
S&P 500 Index	-11.01	15.93	15.61	6.04	26.47

	Annualized Returns			Since Inception (12/31/03 - 12/31/09)	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth	26.40%	0.96%	6.36%	52.28%	7.26%
S&P 500 Index	26.47	-5.63	0.42	13.21	2.09

[1] Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future result.

SIA Dividend Growth
Large Cap Equity Accounts
Ending December 31, 2009
Quartile



50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
Return (%)
5/95
Current Quarter
1 Year
2 Years
3 Years
4 Years
5 Years
Period

	Return	Return	Return	Return	Return	Return
5th Percentile	8.98	46.55	- 4.47	1.14	4.17	5.36
25th Percentile	7.19	35.17	- 7.73	- 1.89	1.73	3.09
Median	6.08	28.60	- 10.15	- 4.32	- 0.01	1.58
75th Percentile	5.08	24.22	- 12.28	- 6.36	- 1.39	0.52
95th Percentile	2.80	16.33	- 15.88	- 9.91	- 3.68	- 1.19
# of Portfolios	516	504	488	458	427	385
SIA Dividend Growth (Gross)	6.29	26.40	- 5.16	0.96	5.31	6.36
S&P 500 INDEX	6.04	26.46	- 10.74	- 5.63	- 0.68	0.42
RUSSELL 1000	6.07	28.43	- 10.48	- 5.36	- 0.53	0.79
R1000 GROWTH	7.94	37.21	- 8.09	- 1.89	0.75	1.63

Universe Source: (c) Russell Investment Group

Sit Dividend Growth
Risk/Return Profile

SIA Dividend Growth
Large Cap Equity Accounts
5 Years Ending December 31, 2009



10.00
5.00
0.00
-5.00
-10.00
Annualized Return (%)
10.00
15.00
20.00
25.00
30.00
35.00
Annualized Standard Deviation
385 Portfolios

SIA Dividend Growth (Gross)

Market Proxy: S&P 500 INDEX
Risk-Free Proxy: ML TREAS 91D A
Universe Source: (c) Russell Investment Group



Relative Average Quarterly Returns in Rising and Falling Markets
(December 2003 to December 2009)
5%
4%
3%
2%
1%
0%
0.1%
2.9%
Rising Market
Falling Market

Performance Attribution Analysis By Economic Sector
December 31, 2008 – December 31, 2009

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Energy Minerals	10.51	30.33	10.61	7.21	2.74	0.04	2.78
Utilities	3.60	33.88	4.25	13.51	0.89	0.17	1.06
Industrial Services	2.22	91.59	2.26	46.25	0.70	0.02	0.72
Retail Trade	3.99	47.39	6.25	28.00	0.77	-0.10	0.67
Producer Manufacturing	7.46	24.40	7.32	23.31	0.07	0.18	0.26
Non-Energy Minerals	1.41	53.66	1.15	48.16	0.09	0.10	0.19
Transportation	3.22	19.72	2.09	22.37	0.05	-0.01	0.04
Process Industries	1.03	93.47	2.60	41.96	0.31	-0.30	0.01
Commercial Services	0.00	0.00	1.02	27.73	0.00	0.00	0.00
Consumer Durables	1.28	37.73	1.00	55.68	-0.07	0.05	-0.02
Health Services	2.11	29.55	2.26	35.36	-0.09	0.02	-0.07
Communications	4.38	9.52	3.46	9.07	-0.04	-0.10	-0.14
Consumer Services	2.56	23.57	4.34	33.10	-0.31	-0.07	-0.38
[Cash]	2.50	0.15	0.00	0.00	0.00	-0.46	-0.46
Consumer Non-Durables	11.37	18.27	9.30	19.01	-0.26	-0.23	-0.49
Health Technology	11.91	12.76	11.72	15.95	-0.61	0.01	-0.60
Finance	17.04	18.55	12.89	17.68	-1.53	0.88	-0.65
Technology Services	4.41	39.65	6.52	57.88	-0.62	-0.52	-1.14
Electronic Technology	9.00	47.50	10.96	65.42	-1.19	-0.66	-1.86
Total	**100.00**	**26.54**	**100.00**	**26.62**	**0.90**	**-0.98**	**-0.08**

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Attribution Analysis By Economic Sector
December 31, 2006 – December 31, 2009

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	19.28	-21.37	16.20	-57.20	9.75	-0.30	9.45
Energy Minerals	10.65	12.87	9.86	3.11	1.62	0.52	2.15
Producer Manufacturing	10.75	-8.70	8.28	-21.56	1.75	0.20	1.95
Industrial Services	2.75	35.98	2.58	-8.15	1.10	0.28	1.39
Process Industries	1.66	168.53	2.48	4.76	1.31	-0.11	1.19
Health Services	2.13	37.01	2.23	-10.11	0.78	0.14	0.92
Transportation	3.10	20.54	2.00	2.61	0.61	0.28	0.89
Consumer Durables	0.51	34.78	1.18	-40.89	0.21	0.54	0.76
Communications	3.51	3.44	3.49	-14.97	0.71	0.03	0.73
Consumer Services	1.68	7.79	4.45	-17.23	0.36	0.33	0.69
Non-Energy Minerals	1.24	-4.09	1.21	-12.70	0.30	0.22	0.52
Consumer Non-Durables	10.35	14.10	8.56	13.38	-0.06	0.28	0.22
[Cash]	2.49	6.11	0.00	0.00	0.00	0.20	0.20
Retail Trade	3.04	-5.63	5.68	-7.39	0.33	-0.50	-0.17
Utilities	3.19	-23.72	4.10	-6.80	-0.27	0.00	-0.27
Commercial Services	0.65	-28.05	1.05	-36.99	-0.21	-0.07	-0.27
Technology Services	4.35	13.51	5.91	10.87	0.10	-0.60	-0.50
Electronic Technology	6.52	23.83	10.09	9.32	0.16	-0.91	-0.75
Health Technology	11.81	-3.60	10.65	-0.18	-1.28	0.30	-0.97
Total	**100.00**	**2.95**	**100.00**	**-15.64**	**17.28**	**1.31**	**18.59**

Performance Attribution Analysis By Economic Sector
December 31, 2004 – December 31, 2009

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	20.47	16.57	18.23	-45.17	13.94	-0.17	13.77
Energy Minerals	10.80	77.96	8.89	66.39	1.47	2.59	4.06
Producer Manufacturing	12.53	14.24	8.44	-7.35	3.13	0.02	3.16
Industrial Services	3.09	117.10	2.36	50.68	1.05	1.08	2.12
Retail Trade	3.25	31.39	5.75	-1.96	1.88	0.02	1.90
Non-Energy Minerals	1.12	106.24	1.16	26.10	0.96	0.48	1.44
Transportation	3.08	51.06	1.91	15.88	1.04	0.37	1.41
Consumer Services	1.03	-3.91	4.63	-3.09	0.39	0.90	1.29
Consumer Durables	0.48	27.68	1.39	-44.43	0.19	1.08	1.27
Health Services	1.66	71.53	2.38	17.65	1.00	0.01	1.00
Consumer Non-Durables	10.02	45.59	8.09	40.08	0.35	0.38	0.73
Commercial Services	1.21	1.89	1.12	-24.89	0.39	0.11	0.49
Communications	2.92	19.04	3.42	8.52	0.46	-0.12	0.34
Technology Services	3.46	49.54	5.69	31.95	0.79	-0.46	0.33
Process Industries	2.72	173.19	2.36	21.99	0.58	-0.36	0.23
[Cash]	1.74	14.78	0.00	0.00	0.00	0.12	0.12
Utilities	3.00	12.22	3.92	33.82	0.12	-0.03	0.09
Electronic Technology	5.65	28.61	9.83	22.44	-0.19	-0.18	-0.38
Health Technology	11.56	6.14	10.43	11.52	-1.44	0.22	-1.22
Total	**100.00**	**36.49**	**100.00**	**3.73**	**26.13**	**6.64**	**32.76**

Performance Attribution Analysis by Dividend Yield Quintile

December 31, 2003 – December 31, 2008

	Sit Dividend Growth Fund		SP_500		Attribution Analysis		
Dividend Yield Quintile *	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Quintile 1 (Highest Dividend Yield)	28.84	13.31	20.64	-12.68	6.71	0.98	7.69
Quintile 2	31.31	28.09	20.05	3.55	6.59	0.83	7.42
Quintile 3	25.15	41.13	19.69	9.49	5.21	1.69	6.90
Quintile 4	12.18	-13.97	19.77	-21.96	3.01	0.89	3.91
Quintile 5 (Lowest Dividend Yield)	1.36	44.35	19.57	-26.94	1.05	3.84	4.89
Total	**100.00**	**22.31**	**100.00**	**-10.06**	**23.02**	**9.35**	**32.37**

December 31, 2008 – December 31, 2009

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Dividend Yield Quintile *	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Quintile 1 (Highest Dividend Yield)	22.83	34.89	20.08	14.10	4.47	-0.23	4.24
Quintile 2	27.47	22.89	20.51	18.95	1.26	-0.51	0.75
Quintile 3	29.35	24.55	19.73	20.40	1.47	-0.34	1.14
Quintile 4	18.68	23.78	19.73	27.23	-1.10	0.12	-0.98
Quintile 5 (Lowest Dividend Yield)	0.96	53.52	19.94	55.73	-0.06	-4.95	-5.01
Total	**100.00**	**27.19**	**100.00**	**26.64**	**5.87**	**-5.32**	**0.55**

* Dividend yield quintiles rebalanced monthly

Low Quality Companies Have Outperformed Since the Market Low

Russell 3000 - Performance from March 9,2009 to December 31,2009

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	42%	56%	93%	46%	125%
Q2	66%	63%	70%	46%	83%
Q3	68%	70%	59%	60%	64%
Q4	77%	71%	65%	81%	41%
Q5 (Lowest)	99%	92%	65%	119%	34%

Stock prices with lowest return on equity appreciated the most

Companies with less healthy balance sheets appreciated the most

* Quintiles are equally weighted based on Russell 3000 weightings as of March 9, 2009

Source: FactSet Research Systems, March 9, 2010



Payers vs. Nonpayers
Stocks that pay dividends have done better historically than those that don't, especially during bear markets like those in 2000-02 and 2008. Nonpayers tend to lead in the bounceback years, like 2003 and 2009.
Performance of stocks that:
Pay dividends
Don't pay dividends
60%
40
20
0
−20
−40
−60
−0.2
0.7
−0.8
2000
'01
'02
'03
'04
'05
'06
'07
'08
'09*
*Through Nov. 19
Source: Standard & Poor's

Source: The Wall Street Journal, November 21, 2009

III. The Environment For Dividends

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Yields and Components of Equity Returns are Reversing Trends of the Prior Two Decades

S&P 500 Yields Remain Below Historic Average



The dividend yield on the S&P is well below its long-term average.
S&P 500 Dividend Yield
Long-Term Avg Dividend Yield

Return Analysis by Decade

Decade	Cumulative Price Return	Dividend Contribution	Cumulative Total Return	Dividend % of Total Return*	Average Payout Ratio
1930s	-41.9	56.0	14.1	397.2%	90.1
1940s	34.8	100.3	135.1	74.2%	59.4
1950s	256.7	180.0	436.7	41.2%	54.6
1960s	53.7	54.2	107.9	50.2%	56.0
1970s	17.2	59.1	77.1	76.6%	45.5
1980s	227.4	143.1	403.4	35.5%	48.6
1990s	315.7	95.5	432.2	22.1%	47.6
2000s	-24.1	15.0	-9.1	165.0%	41.4
Average	104.9	87.9	199.7	108%	55.4

Source: ISI Group, January 26, 2010

Dividends are an Important Driver of Long-Term Returns


S&P 500
S&P 500 Total Return
S&P 500 Price Return
3,000
2,500
2,000
1,500
1,000
500
-
12/82
12/84
12/86
12/88
12/90
12/92
12/94
12/96
12/98
12/00
12/02
12/04
12/06
12/08
1,928
910

Source: Bloomberg and Sit Investment Associates

Dividends are an Important Driver of Long-Term Returns

S&P 500


S&P 500 Total Return
S&P 500 Price Return
1,221
667
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
12/84
12/86
12/88
12/90
12/92
12/94
12/96
12/98
12/00
12/02
12/04
12/06
12/08

Travelers


Travelers Total Return
Travelers Price Return
1,672
744
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
12/84
12/86
12/88
12/90
12/92
12/94
12/96
12/98
12/00
12/02
12/04
12/06
12/08

Emerson Electric


Emerson Total Return
Emerson Price Return
1,472
736
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
12/84
12/86
12/88
12/90
12/92
12/94
12/96
12/98
12/00
12/02
12/04
12/06
12/08

FPL Group


FPL Group Total Return
FPL Group Price Return
1,658
472
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
12/84
12/86
12/88
12/90
12/92
12/94
12/96
12/98
12/00
12/02
12/04
12/06
12/08

Source: Bloomberg, FactSet, and Sit Investment Associates

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



Dividend-Paying Stocks vs. Non-Dividend-Paying Stocks in S&P 500
Monthly Data 1/31/1972 - 7/31/2009 (Log Scale)
Dividend-Paying S&P 500 Stocks (Gain/Annum = 8.13%)
Non-Dividend-Paying S&P 500 Stocks (----) (Gain/Annum = 1.00%)
Standard & Poor's 500 (Equal-Weighted) Total Return (----) (Gain/Annum = 6.58%)
*Based on equal-weighted geometric average of total returns (including dividends) of dividend-paying and non-dividend-paying historical S&P 500 Stocks
*Uses Indicated Annual Dividends to identify dividend-paying stocks on a rolling 12-month basis
3697
2254
1374
838
511
312
190
116
71
43
26
1975
1980
1985
1990
1995
2000
2005
Bull/Bear Mode: | Paying Gain/Annum | Non-Paying Gain/Annum | S&P 500 Gain/Annum | % of Time
* Bull | 20.2 | 16.9 | 19.5 | 68.0
Bear | -13.7 | -26.0 | -16.4 | 32.0
Shaded Areas Indicate NDR-Defined Bear Markets
RAZOR68

	12/31/73 - 12/31/09	
	Dividend Paying Stocks*	**Non-Dividend Paying Stocks***
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	15.4%	15.6%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	13.9%	2.5%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.

** Average annualized Q/Q US real GDP growth during the period = 3%.

Source: Ned Davis Research and Sit Investment Associates, Inc.

An Economic Recovery will be Constrained by Structural Factors


Chart 1: How much debt to eliminate?
Household debt to income ratio
Need to extinguish $1.75tn in household debt to return to long-term trendline
Need to extinguish $4.35tn in household debt to return to 1990-2000 average
Source: Federal Reserve, Banc of America Securities-Merrill Lynch


US Personal Savings Rate
3.30


GOVERNMENT DEBT AS % OF GDP*:
U.S.
© BCA Research 2010
* SOURCE: IMF


Share of Unemployed Described as 'Permanent' Job Loss

Source: Bank of America/Merrill Lynch, Factset Research Systems, Office of Management and Budget, Bureau of Labor and Statistics, December 2009

Relative Performance of High Dividend Yield and High Dividend Growth

Relative performance of high dividend yield and high dividend growth



High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Source: BAS-ML Global Quantitative Strategy

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.

Source: Merrill Lynch, December 2008

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends


S&P 500 ex-Financials Net Debt to Capital
50.0%
46.0%
42.0%
38.0%
34.0%
30.0%
26.0%
1Q90
1Q91
1Q92
1Q93
1Q94
1Q95
1Q96
1Q97
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08
Based on current constituents


The ratio of cash to enterprise value is at a 30 year high
Ex-Financials Cash / (Total debt + market cap)
Average
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
Dec-81
Dec-83
Dec-85
Dec-87
Dec-89
Dec-91
Dec-93
Dec-95
Dec-97
Dec-99
Dec-01
Dec-03
Dec-05
Dec-07
Dec-09
Source: Compustat, Deutsche Bank

Source: Citigroup Strategy Focus, December 26, 2008 and Deutsche Bank, February 23, 2010

Payouts Remain Well Below Historical Average on a Normalized Basis


S&P 500 Payout Ratio
Based on Trailing 12 Month Operating Earnings
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Payout Ratio
Historical Average
1937
1940
1943
1946
1949
1952
1955
1958
1961
1964
1967
1970
1973
1976
1979
1982
1985
1988
1991
1994
1997
2000
2003
2006
2009


S&P 500 Normalized Payout Ratio
Based on Trailing 12 Month Normalized Operating Earnings*
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Normalized Payout Ratio
Historical Average
1937
1940
1943
1946
1949
1952
1955
1958
1961
1964
1967
1970
1973
1976
1979
1982
1985
1988
1991
1994
1997
2000
2003
2006
2009

* Normalized earnings based on rolling 10-year average ROE applied to quarterly book value

Source: Robert Shiller, Ned Davis Research, Barra, Standard and Poors, Ibbotson, Thomson Financial, Morgan Stanley

S&P 500 Dividends and Share Buybacks Since 2000


S&P Dividends
S&P Share Buybacks
Change From Year Earlier
2000
+4.9%
2001
-6.1%
2002
0.3%
2003
+6.0%
2004
+29.8%
2005
+45.6%
2006
+19.1%
2007
+27.2%
2008
-29.7%
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900

Dividends are likely to gain favor over buybacks:

- Credit crisis demonstrates how "excess capital" for buybacks can be temporary
- Investors are likely to demand higher dividends given the likelihood of modest returns for equities

Source: Standard & Poors and Sit Investment Associates, Inc.

Diversification is Important, Even Among Dividend Paying Stocks



ISHARES DJ SEL DIVID IDX FD DJ SEL DIV INX
DVY
12/29/06 to 12/31/09
12/29/06 to 12/31/09
High: 75.82
Low: 25.92
Last: 43.91
USD
50 day moving avg
200 day moving avg
70
60
50
40
30
Relative to S&P 500
12/29/06 = 100, -21.0%
100
90
80
2007
2008
2009



ISHARES TRUST INDEX DJ US RE DJ US REAL EST
IYR.IV
12/29/06 to 12/31/09
12/29/06 to 12/31/09
High: 94.96
Low: 20.09
Last: 46.11
USD
50 day moving avg
200 day moving avg
80
60
40
Relative to S&P 500
12/29/06 = 100, -30.0%
100
80
60
2007
2008
2009

Yields have declined in "traditional" dividend paying sectors

US 10 Year Yield vs. Median Dividend Yield of 20 Largest US Utility Companies



Dividend Yield
US 10 Yr Treasury Yield
.6
.4
.2
.0
8
6
4
2
0
12/81
12/83
12/85
12/87
12/89
12/91
12/93
12/95
12/97
12/99
12/01
12/03
12/05
12/07
12/09

Annualized Earnings Growth of the 20 Largest US Utility Companies



5%
4%
3%
2%
1%
0%
1.7%
2.0%
1990 to 1999
2000 to 2009

Source: FactSet and Sit Investment Associates, December 31, 2009

Capital Goods (Largest 30 Companies in U.S.)

Structural Improvement in Fundamentals Enhances Dividend Potential



Net Debt to Capitalization
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
47%
24%
2000
Current



Free Cash Flow ($ Million)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$314
$792
2000
Current



Sales per Employee ($ Thousand)
$300
$250
$200
$150
$100
$50
$0
$174
$253
2000
Current



Dividend Yield
3.0%
2.0%
1.0%
0.0%
1.8%
2.0%
2000
Current

Source: FactSet Research Systems, December 31, 2009

Technology (Largest 30 Companies in U.S.)

Structural Improvement in Fundamentals Enhances Dividend Potential


Net Debt to Capitalization
-19%
-19%
-20%
-20%
-21%
-21%
-22%
-22%
-23%
-23%
2000
Current
-20%
-23%


Free Cash Flow($ Million)
$2,500
$2,000
$1,500
$1,000
$500
$0
$469
$1,914
2000
Current


Sales per Employee ($ Thousand)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$279
$351
2000
Current


Dividend Yield
3.0%
2.0%
1.0%
0.0%
0.0%
1.0%
2000
Current

Source: FactSet Research Systems, December 31, 2009

Corporations Now Refocusing on Dividends Relative to the 1990's


Number of Dividend Payers
Within the S&P 500
480
460
440
420
400
380
360
340
320
300
469
372
351
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008


S&P 500 LTM Dividends and Operating Earnings per Share, Y/Y Growth*
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Dec-91
Dec-94
Dec-97
Dec-00
Dec-03
Dec-06
Dec-09
Dividend Growth
Operating Earnings Growth

* Using estimated 4Q09 operating earnings

Source: Morgan Stanley, Standard & Poors, Sit Investment Associates, Inc., March 31, 2008

The Environment For Dividends - Summary

- The compounding of dividends is underappreciated as a driver of long-term investment returns. Companies with growing dividends have outperformed over time

- Dividends will make up a significant portion of overall returns in a low return, slow growth environment

- High quality, high yielding stocks outperform in most markets, particularly in low growth/ recessionary conditions

- Dividend payments signal prudent capital management, which is particularly important when capital is scarce. Dividends/ dividend growth signals confidence (to investors) in current/ future cash flows

- Demographics (i.e., aging population) point to a preference for income-generating securities

- Dividends are *generally* sustainable in the weak economic environment, given muted capital spending trends and improvements in managing working capital

- Sustainability of dividends/ dividend growth must be assessed on the basis of earnings stability, cash flow, and balance sheet strength.

IV. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of 0.87 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 55% of holdings in SIA growth portfolios
- 97% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts. ADR's account for 9% of the portfolio
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations.
- Equal proportion of dividend growth companies and higher yielding securities

Dividend Growth Portfolios
What Do We Look For?

- The fundamental process is the same as in traditional Sit Growth portfolios. We look for:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - High current dividend yield or potential for significant dividend increases over time;
  - Emphasis on balance sheet strength, includes low debt and strong cash flow; and
  - Consistency of earnings, cash flow generation

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

December 31, 2009

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
MMM	3M CO	1.1%	2.4%	51%	10%
ABT	ABBOTT LABS	1.5%	2.8%	44%	11%
APD	AIR PRODS & CHEMS INC	0.6%	2.2%	59%	10%
AINV	APOLLO INVT CORP	0.6%	9.9%	100%	6%
ADP	AUTOMATIC DATA PROCESSING I	0.8%	3.2%	51%	10%
BK	BANK OF NEW YORK MELLON COR	0.8%	1.2%	42%	10%
BHP	BHP BILLITON LTD	1.0%	2.0%	78%	4%
CATO	CATO CORP NEW	0.8%	3.1%	46%	8%
CVX	CHEVRON CORP NEW	2.5%	3.4%	44%	9%
DEO	DIAGEO P L C	1.4%	3.2%	53%	10%
DO	DIAMOND OFFSHORE DRILLING I	1.0%	8.0%	72%	10%
EMR	EMERSON ELEC CO	0.6%	3.0%	59%	12%
ENB	ENBRIDGE INC	0.7%	3.6%	41%	10%
EQT	EQT CORP	0.8%	2.0%	85%	10%
EXC	EXELON CORP	0.9%	4.3%	49%	4%
FPL	FPL GROUP INC	0.9%	3.7%	45%	6%
GE	GENERAL ELECTRIC CO	1.0%	2.4%	36%	9%
GIS	GENERAL MLS INC	1.5%	2.7%	38%	8%
HD	HOME DEPOT INC	0.8%	3.1%	65%	10%
ISIL	INTERSIL CORP	0.6%	3.4%	85%	13%
JNJ	JOHNSON & JOHNSON	2.6%	3.0%	42%	7%
JPM	JPMORGAN CHASE & CO	2.2%	0.5%	50%	8%
KYN	KAYNE ANDERSON MLP INVSMNT	0.6%	8.1%	100%	N/A
LLY	LILLY ELI & CO	0.5%	5.2%	63%	6%
LLTC	LINEAR TECHNOLOGY CORP	0.4%	3.2%	80%	14%
MCD	MCDONALDS CORP	1.3%	3.5%	56%	9%
MRO	MARATHON OIL CORP	1.2%	3.0%	72%	8%
NWBI	NORTHWEST BANCSHARES INC MD	0.5%	7.7%	70%	5%
NUE	NUCOR CORP	0.5%	3.0%	86%	10%
PRE	PARTNERRE LTD	1.2%	2.5%	35%	9%
PSO	PEARSON PLC	0.8%	3.6%	75%	12%
PNNT	PENNANTPARK INVT CORP	0.4%	10.2%	100%	5%
PEP	PEPSICO INC	2.0%	2.9%	54%	10%
PM	PHILIP MORRIS INTL INC	1.7%	4.6%	73%	10%
PII	POLARIS INDS INC	0.6%	3.5%	54%	11%
PG	PROCTER & GAMBLE CO	1.8%	2.9%	47%	10%
RY	ROYAL BK CDA MONTREAL QUE	0.8%	3.5%	73%	9%
SSL	SASOL LTD	0.6%	2.6%	36%	5%
SNA	SNAP ON INC	1.0%	2.7%	44%	11%
TEF	TELEFONICA S A	0.7%	4.3%	59%	7%
TYY	TORTOISE ENERGY CAP CORP	0.9%	6.8%	100%	N/A
TOT	TOTAL S A	1.9%	4.3%	94%	3%
TRV	TRAVELERS COMPANIES INC	1.1%	2.7%	24%	6%
UPS	UNITED PARCEL SERVICE INC	0.5%	2.9%	109%	10%
USB	US BANCORP DEL	1.2%	0.8%	24%	10%
VZ	VERIZON COMMUNICATIONS INC	2.6%	6.1%	98%	4%
WFC	WELLS FARGO & CO NEW	1.4%	0.7%	50%	10%
WEC	WISCONSIN ENERGY CORP	0.6%	2.7%	43%	8%
	Total	**52%**			
	Average		**3.7%**	**62%**	**9%**
	Median		**3.1%**	**55%**	**10%**

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABB	ABB LTD	0.9%	2.2%	40%	11%
ACN	ACCENTURE PLC IRELAND	0.9%	1.7%	30%	12%
ACE	ACE LTD	0.9%	2.5%	26%	12%
AMAT	APPLIED MATLS INC	1.0%	1.7%	N/A	10%
AHL	ASPEN INSURANCE HOLDINGS LT	0.8%	2.2%	13%	13%
ATLS	ATLAS ENERGY INC	0.8%	0.6%	N/A	20%
BCR	BARD C R INC	0.6%	0.8%	13%	13%
BAX	BAXTER INTL INC	1.6%	1.9%	32%	12%
BDX	BECTON DICKINSON & CO	1.6%	1.9%	29%	11%
BBY	BEST BUY INC	0.6%	1.4%	21%	13%
CHRW	C H ROBINSON WORLDWIDE INC	0.8%	1.7%	47%	14%
CF	CF INDS HLDGS INC	0.7%	0.4%	4%	4%
CL	COLGATE PALMOLIVE CO	1.3%	2.2%	42%	11%
CBE	COOPER INDUSTRIES PLC	0.9%	2.3%	42%	13%
DE	DEERE & CO	1.1%	1.9%	54%	7%
EXPD	EXPEDITORS INTL WASH INC	0.6%	1.1%	32%	18%
BEN	FRANKLIN RES INC	0.9%	0.8%	23%	9%
GS	GOLDMAN SACHS GROUP INC	1.1%	0.8%	30%	13%
GR	GOODRICH CORP	0.5%	1.6%	22%	12%
HAL	HALLIBURTON CO	0.8%	1.0%	19%	18%
INTC	INTEL CORP	1.7%	2.7%	56%	12%
IBM	INTERNATIONAL BUSINESS MACH	3.4%	1.6%	22%	10%
IVZ	INVESCO LTD	0.7%	1.8%	69%	11%
LANC	LANCASTER COLONY CORP	0.4%	2.3%	32%	10%
LMT	LOCKHEED MARTIN CORP	0.6%	3.2%	33%	11%
LUFK	LUFKIN INDS INC	0.6%	1.4%	33%	12%
MCK	MCKESSON CORP	0.9%	0.8%	15%	12%
MDT	MEDTRONIC INC	0.9%	1.8%	42%	11%
MSFT	MICROSOFT CORP	1.6%	1.7%	34%	11%
MTSC	MTS SYS CORP	0.5%	2.0%	58%	13%
MUR	MURPHY OIL CORP	0.7%	1.8%	35%	11%
NKE	NIKE INC	0.7%	1.7%	36%	12%
OXY	OCCIDENTAL PETE CORP DEL	1.7%	1.7%	44%	12%
ORCL	ORACLE CORP	1.3%	0.8%	17%	12%
OMI	OWENS & MINOR INC NEW	0.5%	2.2%	34%	12%
PPDI	PHARMACEUTICAL PROD DEV INC	0.4%	2.5%	42%	13%
PRU	PRUDENTIAL FINL INC	1.1%	1.3%	N/A	11%
QCOM	QUALCOMM INC	1.8%	1.4%	71%	18%
RCI	ROGERS COMMUNICATIONS INC	0.9%	3.5%	60%	15%
STRA	STRAYER ED INC	0.6%	1.4%	42%	20%
SYNT	SYNTEL INC	0.5%	0.7%	9%	16%
TGT	TARGET CORP	1.4%	1.3%	24%	13%
TECH	TECHNE CORP	0.3%	1.5%	38%	12%
TEVA	TEVA PHARMACEUTICAL INDS LT	0.9%	0.8%	61%	20%
TMO	THERMO FISHER SCIENTIFIC IN	0.8%	0.0%	0%	12%
TJX	TJX COS INC NEW	0.6%	1.3%	19%	13%
TEL	TYCO ELECTRONICS LTD SWITZE	0.6%	2.5%	27%	13%
UNP	UNION PAC CORP	1.0%	1.6%	27%	14%
UTX	UNITED TECHNOLOGIES CORP	1.4%	2.1%	36%	11%
WMT	WAL MART STORES INC	0.7%	2.0%	31%	12%
XLNX	XILINX INC	0.8%	2.7%	56%	15%
	Total	**48%**			
	Average		**1.7%**	**34%**	**13%**
	Median		**1.7%**	**32%**	**12%**

Source: FactSet Research Systems

Dividend Yield-Oriented Stock Examples

Diageo PLC ADR (DEO - $27.9B Market Cap)

DEO is one of the world's leading beverage companies, with strong global brands such as Smirnoff, Johnnie Walker, Tanqueray, Baileys, and Guiness. Operations include producing, distilling, brewing, bottling, packaging, distributing, developing and market

- Company has successfully reinvested in its fastest growing brands inorder to generate high and consistent single-digit organic growth.
- Growth benefiting from investments in emerging markets, particularly Brazil, Russia, India and China.
- Stock's valuation is below peer group, despite superior growth and dividend yield.
- With significant restructuring behind the company and raw material costs falling, margins and cash flow should improve in '09 and '10.
- 3.6% dividend yield, 5% free cash flow yield, 13x 2010 EPS

PartnerRe Limited (PRE- $3.5B Market Cap)

Bermuda-based reinsurer that underwrites all major property and casualty business lines, including property, casualty, motor, agriculture, marine, space, aviation, and life/annuity and health.

- PRE has posted the strongest book value growth and best combined ratios in its peer group over the past 10 years
- Reinsurance demand is increasing due to declines in primary insurers' capital base due to catastrophes and investment losses. PRE's AA rating will allow the company to gain share from weakened competitors.
- Conservative reserving and investment portfolio reduced both earnings and book value volatility.
- Underwriting strength in multiple lines of business allows management to effectively allocate capital as profitable opportunities arise across businesses.
- 2.8% dividend yield, 7x 2010 EPS, 1.0x trailing book value.

Snap-On (SNA- $1.4B Market Cap)

Snap-On is a manufacturer of tools, diagnostics, equipment, and software for professional tool and equipment users. About 70% of the company's business is tied to vehicle aftermarket/repair.

- Vehicle service is entering a secular growth stage based on a steadily increasing age (nearly 10 years) of vehicles. Growing sophistication of vehicles requires mechanics' use of increasingly advanced diagnostics and repair tools.
- SNA is the preferred choice and dominant provider for technicians, with three times the market share of the nearest competitor
- Management's initiatives to improve the company's cost structure have resulted in a more than a doubling of margins and earnings since 2004.
- Investments (acquisitions, sales offices) in emerging markets should pay off as the global economy recovers
- 3.5% dividend yield, 12x 2010 EPS, 7% FCF yield

Dividend Growth-Oriented Stock Examples

Accenture Ltd. (ACN - $20.3B Market Cap)

Accenture is a global management consulting, technology services and outsourcing company. The company serves clients in more than 120 countries.

- Industry-leading position based on its people assets, strong client relationships, and global reach.
- Strong demand for outsourcing services provides stability.
- Growth prospects will improve as the global economy stabilizes and discretionary spending returns, particularly in consulting.
- Management's focus on controlling expenses has led to margin improvement.
- 1.5% dividend yield, 12% free cash flow yield, 12x 2010 EPS, $5 net cash/share

CH Robinson (CHRW- $7.8B Market Cap)

CHRW is a non-asset based multimodal transportation and logistics provider, with expertise in trucking, ocean freight, and air. The company also has a Sourcing (mostly produce) and IT services business.

- Largely due to the fact that the company owns no transportation assets, CHRW's margins, ROIC, and earnings stability are exceptional.
- Flexible business model allows the company to grow volumes in a strong economy and expand margins in weak economy, as the company is able to purchase transport capacity at lower costs.
- International expansion is a major opportunity, as the company remains largely a U.S. firm. CHRW is following its customers overseas while expanding its presence in ocean and air freight.
- The company has a unique, entrepreneurial culture, a key factor that has driven 20%+ EPS growth rates over the past 10 years.
- 2.1% dividend yield, 22x 2010 EPS, 6% FCF yield, $3.00 net cash/share

Owens & Minor (OMI - $1.3B Market Cap)

OMI is the largest medical surgical distributor with a focus on the acute care market. The company distributes everything from bandages and gloves to higher end equipment and technical surgical supplies.

- Predictable revenue growth driven by demographics, adding SKUs, and market share gains.
- Heavy investment in IT infrastructure has led to share gains and consistent margin improvement.
- Purchase of McKesson unit, along with recent move into logistics and consulting should improve margins over time.
- OMI has paid a dividend since the inception of the company in 1930, and has raised the dividend nine consecutive years.
- 2.3% yield, 6% free cash flow yield, 14x 2010 EPS

Sit Dividend Growth Fund

December 31, 2009
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	14.9x	6.0%	2.3%	9.8%	13.4%	41%
S&P 500 Index	15.3x	5.5%	1.3%	7.9%	10.3%	26%
Russell 1000 Growth Index	16.5x	5.5%	0.5%	9.0%	11.2%	16%
Russell 1000 Value Index	15.0x	5.5%	1.3%	6.0%	8.6%	29%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	'09-'10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	8.4	10%	11%	15.0%	12.1%	14.2%
S&P 500 Index	18.4	11%	11%	10.3%	8.8%	20.1%
Russell 1000 Growth Index	18.9	13%	12%	11.4%	9.4%	12.6%
Russell 1000 Value Index	25.9	11%	10%	7.7%	7.1%	27.9%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings
Sit Dividend Growth Fund
December 31, 2009

Security	Sector	Market Value (000)	% of Equity	LT Growth	C 2010 P/E Ratio
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	$1,990	3.4%	10.6%	12x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	1,565	2.6%	7.2%	13x
VERIZON COMMUNICATIONS	COMMUNICATIONS	1,554	2.6%	4.3%	13x
CHEVRON CORP	ENERGY MINERALS	1,486	2.5%	8.8%	10x
JPMORGAN CHASE & CO	FINANCE	1,281	2.2%	10.8%	13x
PEPSICO INC	CONSUMER NON - DURABLES	1,204	2.0%	9.7%	15x
TOTAL S A ADR	ENERGY MINERALS	1,127	1.9%	2.8%	9x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	1,073	1.8%	17.9%	20x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	1,049	1.8%	9.5%	16x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	1,033	1.7%	12.0%	14x
INTEL CORP	ELECTRONIC TECHNOLOGY	991	1.7%	11.6%	14x
PHILIP MORRIS INTL INC	CONSUMER NON - DURABLES	988	1.7%	10.0%	13x
BAXTER INTL INC	HEALTH TECHNOLOGY	956	1.6%	11.6%	14x
MICROSOFT CORP	TECHNOLOGY SERVICES	948	1.6%	11.0%	16x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	923	1.6%	11.4%	15x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	880	1.5%	11.3%	13x
GENERAL MILLS INC	CONSUMER NON - DURABLES	864	1.5%	8.0%	15x
WELLS FARGO & CO	FINANCE	834	1.4%	12.5%	14x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	833	1.4%	11.4%	15x
DIAGEO PLC ADR	CONSUMER NON - DURABLES	826	1.4%	10.0%	15x
TARGET CORP	RETAIL TRADE	803	1.4%	13.1%	14x
COLGATE-PALMOLIVE CO	CONSUMER NON - DURABLES	756	1.3%	10.4%	17x
MCDONALDS CORP	CONSUMER SERVICES	749	1.3%	9.4%	14x
ORACLE CORP	TECHNOLOGY SERVICES	746	1.3%	11.5%	15x
U S BANCORP	FINANCE	711	1.2%	10.4%	15x
	TOTAL		44.4		

Number of Equity Holdings = 99

NM= non-meaningful, N/A=not applicable

Equity Characteristics
December 31, 2009

	Sit Dividend Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2009 Projected Gain	+0.1%	+7.4%	+231.0%	+8.2%
2010 Projected Gain	+18.4%	+16.7%	+12.9%	+41.9%
5-Year Projected Growth	+10.6%	+12.1%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+2.5%	+1.6%	+2.0%	+2.0%
Total Fund	+2.5%	+1.6%	+2.0%	+2.0%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+13.2%	+13.7%	+10.0%	+10.0%
Weighted Average Price/Earnings Ratio [2]				
2009 Calendar P/E	16.9x	23.3x	22.6x	20.8x
2010 Calendar P/E	14.3x	19.8x	20.0x	14.7x
Median Price/Earnings Ratio [2]				
2009 Calendar P/E	15.8x	17.9x	N/A	16.8x
2010 Calendar P/E	14.2x	15.8x	N/A	14.9x
Average P/E-to-5-Year Earnings Growth Ratio				
2009 Calendar PEG	1.6x	1.9x	2.8x	2.6x
2010 Calendar PEG	1.3x	1.6x	2.5x	1.8x
Weighted Average Market Capitalization ($MIL)	64,308	77,618	81,105	81,105

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Historical Dividend Growth



Sit Div idend Growth Fund vs. S&P 500
Annualized Dividend, Y/Y Growth (Median)
Dividend Growth Fund
S&P 500
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

Source: FactSet & Compustat
Methodology: Annualized dividend payment based on quarterly dividend paid/announced

Sour ce: Fact Set , January 4, 2009

Sit Dividend Growth Fund vs. S&P 500

Weighted Average Dividend Yield
Based on Indicated Annual Dividend Rate



Sit Dividend Growth Fund
S&P 500
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

Source: FactSet, March 3, 2010

Components of Total Return



Dividend Growth Fund
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
1/2/2004
4/2/2004
7/2/2004
10/2/2004
1/2/2005
4/2/2005
7/2/2005
10/2/2005
1/2/2006
4/2/2006
7/2/2006
10/2/2006
1/2/2007
4/2/2007
7/2/2007
10/2/2007
1/2/2008
4/2/2008
7/2/2008
10/2/2008
1/2/2009
4/2/2009
7/2/2009
10/2/2009



S&P 500
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
1/2/2004
4/2/2004
7/2/2004
10/2/2004
1/2/2005
4/2/2005
7/2/2005
10/2/2005
1/2/2006
4/2/2006
7/2/2006
10/2/2006
1/2/2007
4/2/2007
7/2/2007
10/2/2007
1/2/2008
4/2/2008
7/2/2008
10/2/2008
1/2/2009
4/2/2009
7/2/2009
10/2/2009

Source: Sit Investment Associates, FactSet & Compustat, January 2010

Sit Dividend Growth Stock Selection Emphasis
Key Elements: Current Yield, Liquidity, Balance Sheet and Growth Potential


Backtest: Growth of $100 from Dec. 1985 to Dec. 2009
Universe: 1000 Largest U.S. Stocks, excluding Financials, REITs,
Real Estate Development and Investment Trusts
Total Returns are quarterly with quintiles rebalanced quarterly
$2,900
$2,700
$2,500
$2,300
$2,100
$1,900
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
$300
$100
12/85
12/87
12/89
12/91
12/93
12/95
12/97
12/99
12/01
12/03
12/05
12/07
12/09
Quintile 1: $2518
Quintile 2: $1471
Quintile 3: $1106
Quintile 5: $1049
Quintile 4: $985
Non-Dividend Paying: $929

The formula for determining quintile placement was based on the following characteristics (relative to the rest of the dividend paying universe):

High Dividend Yield (30%)

High Free Cash Flow Yield (25%)

Low Dividend Payout Ratio (20%)

Low Net Debt to Capital (15%)

High 5 Year Historical Dividend Growth (10%)

Source: Compustat, FactSet Research Systems, and Sit Investment Associates, Inc.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	03/06	06/06	09/06	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09	09/09	12/09
NON-ENERGY MINERALS	1.7	1.4	1.2	1.0	0.5	1.1	1.1	1.0	0.9	1.5	1.6	1.5	1.5
PRODUCER MANUFACTURING	14.8	14.8	13.5	12.7	14.6	14.1	12.6	11.0	8.1	7.1	7.7	8.6	8.6
ELECTRONIC TECHNOLOGY	4.2	3.7	3.7	3.6	5.2	5.1	6.0	7.2	7.7	8.4	9.8	9.8	10.3
CONSUMER DURABLES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.7	1.0	1.4	1.5	1.7
ENERGY MINERALS	9.3	9.5	8.9	8.9	10.2	10.7	12.0	10.5	10.3	10.1	9.7	9.7	10.2
PROCESS INDUSTRIES	3.7	2.9	1.8	4.0	2.6	0.8	0.9	0.7	0.5	0.7	1.3	1.3	1.3
HEALTH TECHNOLOGY	11.7	11.8	13.5	11.9	12.3	12.0	12.6	11.1	12.2	12.7	11.0	11.6	11.3
CONSUMER NON-DURABLES	9.2	9.6	9.8	9.1	9.7	10.0	10.0	11.6	13.5	12.8	11.1	10.5	10.8
INDUSTRIAL SERVICES	4.3	4.8	4.2	3.7	3.5	3.8	4.3	3.6	2.3	2.3	2.5	2.8	2.4
COMMERCIAL SERVICES	2.4	2.8	2.8	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	3.3	3.7	4.0	4.7	4.7	4.5	4.4	4.2	4.3	4.1	4.8	4.7	5.1
HEALTH SERVICES	0.8	0.7	1.7	2.0	2.1	2.2	2.3	2.9	2.9	2.3	2.2	1.9	1.8
CONSUMER SERVICES	0.0	0.0	0.0	0.0	1.5	2.0	2.0	2.0	2.4	2.9	2.8	2.5	2.7
RETAIL TRADE	3.6	2.8	3.8	3.5	2.2	1.8	1.9	2.7	3.1	3.9	4.3	4.4	4.8
TRANSPORTATION	3.0	2.8	2.5	2.7	3.4	2.8	3.3	3.4	3.6	3.7	3.2	3.0	3.0
UTILITIES	3.9	3.4	3.6	4.1	4.8	4.8	4.1	3.4	3.9	5.0	4.0	4.1	3.2
FINANCE	21.7	22.9	22.0	23.8	19.2	21.0	18.7	20.0	19.1	17.1	18.1	17.9	17.3
COMMUNICATIONS	2.5	2.5	3.2	1.7	3.5	3.5	3.9	4.1	4.7	4.6	4.7	4.4	4.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	03/06	06/06	09/06	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09	09/09	12/09
NON-ENERGY MINERALS	1.2	1.2	1.1	1.2	1.3	1.4	1.6	1.1	1.0	1.1	1.1	1.2	1.3
PRODUCER MANUFACTURING	8.9	8.9	8.6	8.5	9.3	9.7	8.4	8.3	8.1	7.0	7.1	7.5	7.3
ELECTRONIC TECHNOLOGY	9.9	9.1	9.4	9.3	10.0	9.8	10.0	9.5	9.0	10.9	11.1	11.4	11.7
CONSUMER DURABLES	1.7	1.5	1.5	1.5	1.2	1.2	1.0	1.2	0.9	0.8	1.0	1.1	1.1
ENERGY MINERALS	7.5	7.8	7.4	7.8	9.9	10.3	12.1	10.3	11.6	11.3	10.3	9.6	9.5
PROCESS INDUSTRIES	2.2	2.2	2.2	2.2	2.4	2.6	2.6	2.6	2.4	2.7	2.5	2.6	2.7
HEALTH TECHNOLOGY	9.9	9.5	10.0	9.5	9.5	9.9	10.1	11.1	12.6	13.2	12.1	11.1	10.6
CONSUMER NON-DURABLES	7.1	7.3	7.4	7.3	8.0	7.8	8.3	9.7	9.8	9.5	9.2	8.9	9.0
INDUSTRIAL SERVICES	2.5	2.6	2.2	2.3	2.8	3.0	4.0	2.9	2.0	2.0	2.1	2.3	2.3
COMMERCIAL SERVICES	1.3	1.2	1.2	1.3	1.0	1.0	1.0	1.0	0.9	1.0	1.0	1.0	1.0
TECHNOLOGY SERVICES	4.8	5.2	5.3	5.5	6.1	5.6	5.9	5.9	5.6	6.5	6.7	6.5	7.3
HEALTH SERVICES	3.1	2.8	2.8	2.5	2.5	1.9	1.8	2.0	2.2	2.2	2.2	2.1	2.3
CONSUMER SERVICES	4.7	5.0	4.7	4.9	4.3	4.3	4.1	4.0	4.3	4.0	4.3	4.4	4.7
RETAIL TRADE	6.0	5.9	5.6	5.4	4.8	5.4	5.2	5.6	5.9	6.7	6.2	6.1	6.0
TRANSPORTATION	1.9	2.0	1.7	1.7	1.8	2.1	2.1	2.3	2.2	2.1	2.0	2.0	2.1
UTILITIES	3.2	3.4	3.4	3.5	4.0	4.0	4.5	3.9	4.4	4.5	4.4	4.0	4.0
FINANCE	20.8	21.2	21.9	22.1	17.4	16.7	14.1	15.5	13.0	10.5	13.0	14.9	13.8
COMMUNICATIONS	3.3	3.3	3.5	3.5	3.6	3.5	3.3	3.1	3.8	4.0	3.5	3.2	3.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation
Sit Dividend Growth
December 31, 2009

NON-ENERGY MINERALS	$000	% EQUITY
BHP BILLITON ADR	605	1.0
NUCOR CORP	271	0.5
		1.5

PRODUCER MANUFACTURING	$000	% EQUITY
UNITED TECHNOLOGIES CORP	833	1.4
3M CO	661	1.1
DEERE & CO	638	1.1
GENERAL ELECTRIC CO	586	1.0
COOPER INDUSTRIES PLC	546	0.9
ABB LTD - ADR	504	0.9
LOCKHEED MARTIN CORP	384	0.6
EMERSON ELECTRIC CO	328	0.6
GOODRICH CORP	321	0.5
MTS SYS CORP	273	0.5
		8.6

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	1,990	3.4
QUALCOMM INC	1,073	1.8
INTEL CORP	991	1.7
APPLIED MATLS INC	620	1.0
XILINX INC	456	0.8
INTERSIL CORP	373	0.6
TYCO ELECTRONICS LTD	346	0.6
LINEAR TECHNOLOGY CORP	226	0.4
		10.3

CONSUMER DURABLES	$000	% EQUITY
SNAP ON INC	613	1.0
POLARIS INDS INC	362	0.6
		1.6

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP	1,486	2.5
TOTAL S A ADR	1,127	1.9
OCCIDENTAL PETROLEUM CORP	1,033	1.7
MARATHON OIL CORP	699	1.2
EQT CORPORATION	474	0.8
ATLAS ENERGY INC	470	0.8
MURPHY OIL CORP	407	0.7
SASOL LTD - ADR	359	0.6
		10.2

PROCESS INDUSTRIES	$000	% EQUITY
CF INDS HLDGS INC	408	0.7
AIR PRODUCTS & CHEMICALS INC	373	0.6
		1.3

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	1,565	2.6
BAXTER INTL INC	956	1.6
BECTON DICKINSON & CO	923	1.6
ABBOTT LABORATORIES	880	1.5
TEVA PHARMACEUTICAL INDS ADR	551	0.9
MEDTRONIC INC	510	0.9
THERMO FISHER SCIENTIFIC INC	453	0.8
BARD C R INC	358	0.6
LILLY ELI & CO	287	0.5
TECHNE CORP	178	0.3
		11.3

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	1,204	2.0
PROCTER & GAMBLE CO	1,049	1.8
PHILIP MORRIS INTL INC	988	1.7
GENERAL MILLS INC	864	1.5
DIAGEO PLC ADR	826	1.4
COLGATE-PALMOLIVE CO	756	1.3
NIKE INC	443	0.7
LANCASTER COLONY CORP	243	0.4
		10.8

INDUSTRIAL SERVICES	$000	% EQUITY
DIAMOND OFFSHORE DRILLING	610	1.0
HALLIBURTON CO	463	0.8
LUFKIN INDUSTRIES INC	344	0.6
		2.4

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	948	1.6
ORACLE CORP	746	1.3
ACCENTURE PLC	531	0.9
AUTOMATIC DATA PROCESSING	462	0.8
SYNTEL INC	301	0.5
		5.1

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	544	0.9
OWENS & MINOR INC	318	0.5
PHARMACEUTICAL PROD DEV INC	213	0.4
		1.8

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	749	1.3
PEARSON PLC ADR	461	0.8
STRAYER ED INC	383	0.6
		2.7

RETAIL TRADE	$000	% EQUITY
TARGET CORP	803	1.4
CATO CORP	476	0.8
HOME DEPOT INC	469	0.8
WAL MART STORES INC	396	0.7
TJX COS INC	358	0.6
BEST BUY CO INC	335	0.6
		4.8

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	613	1.0
C H ROBINSON WORLDWIDE INC	470	0.8
EXPEDITORS INTL WASH INC	382	0.6
UNITED PARCEL SERVICE INC	307	0.5
		3.0

UTILITIES	$000	% EQUITY
FPL GROUP INC	560	0.9
EXELON CORP	547	0.9
ENBRIDGE INC	388	0.7
WISCONSIN ENERGY CORP	384	0.6
		3.2

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	1,281	2.2
WELLS FARGO & CO	834	1.4
U S BANCORP	711	1.2
PARTNERRE LTD	709	1.2
GOLDMAN SACHS GROUP INC	675	1.1
THE TRAVELERS COMPANIES, INC.	643	1.1
PRUDENTIAL FINANCIAL INC	622	1.1
ACE LTD	534	0.9
TORTOISE ENERGY CAP CORP	524	0.9
FRANKLIN RESOURCES INC	506	0.9
ROYAL BANK OF CANADA	498	0.8
BANK OF NEW YORK MELLON CORP	492	0.8
ASPEN INSURANCE HOLDINGS LTD	489	0.8
INVESCO LTD	442	0.7
KAYNE ANDERSON MLP INVSM	367	0.6
APOLLO INVT CORP	362	0.6
NORTHWEST BANCSHARES INC	310	0.5
PENNANTPARK INVT CORP	211	0.4
		17.3

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	1,554	2.6
ROGERS COMMUNICATIONS INC	533	0.9
TELEFONICA SA ADR	443	0.7
		4.3

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of December 31, 2009

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Minerals	1.5	1.3	0	1.1	0	1.7	0
Producer Manufacturing	8.6	7.3	+	6.9	+	7.8	0
Electronic Technology	10.3	11.7	-	18.8	--	3.8	++
Consumer Durables	1.7	1.1	0	0.7	0	1.9	0
Energy Minerals	10.2	9.5	0	2.9	++	15.4	--
Process Industries	1.3	2.7	-	3.1	-	3.0	-
Health Technology	11.3	**10.6**	**0**	**13.4**	**-**	**6.7**	**++**
Consumer Non-Durables	10.8	9.0	+	12.3	-	4.3	++
Industrial Services	2.4	2.3	0	2.1	0	2.9	0
Commercial Services	0.0	1.0	0	1.8	-	0.7	0
Technology Services	5.1	7.3	-	13.0	--	0.8	++
Health Services	1.8	2.3	0	2.5	0	2.4	0
Consumer Services	2.7	4.7	-	4.8	-	5.7	-
Retail Trade	4.8	6.0	-	8.5	--	3.3	+
Transportation	3.0	2.1	0	1.9	+	2.2	0
Utilities	3.2	4.0	0	0.8	+	7.7	--
Finance	17.3	**13.8**	**++**	**4.8**	**++**	**24.0**	**--**
Communications	4.3	3.2	+	0.6	++	5.8	-
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**74%**		**59%**		**44%**	

Portfolio Market Capitalization Summary

Sit Dividend Growth

December 31, 2009

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
MICROSOFT CORP	31,100	29.17	30.48	1.6	270,636
WAL MART STORES INC	7,400	54.02	53.45	0.7	203,654
JOHNSON & JOHNSON	24,300	62.13	64.41	2.6	177,714
PROCTER & GAMBLE CO	17,300	60.81	60.63	1.8	177,145
INTL BUSINESS MACHINES CORP	15,200	108.11	130.90	3.4	171,951
JPMORGAN CHASE & CO	30,750	37.99	41.67	2.2	171,053
GENERAL ELECTRIC CO	38,700	27.70	15.13	1.0	161,095
CHEVRON CORP	19,300	75.68	76.99	2.5	154,463
TOTAL S A ADR	17,600	63.90	64.04	1.9	150,302
WELLS FARGO & CO	30,900	27.04	26.99	1.4	137,995
BHP BILLITON ADR	7,900	37.45	76.58	1.0	128,504
TELEFONICA SA ADR	5,300	80.56	83.52	0.7	127,062
ORACLE CORP	30,400	18.75	24.53	1.3	122,925
INTEL CORP	48,600	19.95	20.40	1.7	112,649
PEPSICO INC	19,800	60.68	60.80	2.0	94,875
VERIZON COMMUNICATIONS	46,900	33.59	33.13	2.6	94,111
PHILIP MORRIS INTL INC	20,500	41.56	48.19	1.7	91,787
GOLDMAN SACHS GROUP INC	4,000	115.48	168.84	1.1	86,798
ABBOTT LABORATORIES	16,300	50.41	53.99	1.5	83,508
QUALCOMM INC	23,200	41.95	46.26	1.8	77,269
ROYAL BANK OF CANADA	9,300	43.27	53.55	0.8	71,670
MCDONALDS CORP	12,000	54.62	62.44	1.3	67,384
OCCIDENTAL PETROLEUM CORP	12,700	69.87	81.35	1.7	66,029
UNITED TECHNOLOGIES CORP	12,000	60.73	69.41	1.4	65,075
3M CO	8,000	66.00	82.67	1.1	58,527
TEVA PHARMACEUTICAL INDS ADR	9,800	46.64	56.18	0.9	51,779
HOME DEPOT INC	16,200	25.30	28.93	0.8	49,193
MEDTRONIC INC	11,600	43.84	43.98	0.9	48,583
ABB LTD - ADR	26,400	20.06	19.10	0.9	44,374
DIAGEO PLC ADR	11,900	65.50	69.41	1.4	43,446
U S BANCORP	31,600	24.47	22.51	1.2	43,049
LILLY ELI & CO	8,050	43.34	35.71	0.5	41,032
COLGATE-PALMOLIVE CO	9,200	67.14	82.15	1.3	40,844
UNITED PARCEL SERVICE INC	5,350	56.43	57.37	0.5	40,516
TARGET CORP	16,600	40.78	48.37	1.4	36,389
BAXTER INTL INC	16,300	54.19	58.68	1.6	35,376
BANK OF NEW YORK MELLON CORP	17,600	32.11	27.97	0.8	33,683
UNION PAC CORP	9,600	44.90	63.90	1.0	32,241
EXELON CORP	11,200	56.78	48.87	0.9	32,224
EMERSON ELECTRIC CO	7,700	44.72	42.60	0.6	32,047
LOCKHEED MARTIN CORP	5,100	90.07	75.35	0.6	28,495
THE TRAVELERS COMPANIES, INC.	12,900	38.47	49.86	1.1	27,242
HALLIBURTON CO	15,400	30.56	30.09	0.8	27,139
ACCENTURE PLC	12,800	33.54	41.50	0.9	26,246
NIKE INC	6,700	47.09	66.07	0.7	25,880
SASOL LTD - ADR	9,000	45.71	39.94	0.6	25,500
FRANKLIN RESOURCES INC	4,800	68.54	105.35	0.9	24,151
GENERAL MILLS INC	12,200	55.91	70.81	1.5	23,335
PRUDENTIAL FINANCIAL INC	12,500	37.61	49.76	1.1	22,989
DEERE & CO	11,800	52.35	54.09	1.1	22,860

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
MARATHON OIL CORP	22,400	40.044	31.220	1.2	22,099
FPL GROUP INC	10,600	50.837	52.820	0.9	21,833
AUTOMATIC DATA PROCESSING	10,800	39.290	42.820	0.8	21,608
THERMO FISHER SCIENTIFIC INC	9,500	42.319	47.690	0.8	19,473
APPLIED MATLS INC	44,500	15.481	13.940	1.0	18,697
BECTON DICKINSON & CO	11,700	75.010	78.860	1.6	18,684
ENBRIDGE INC	8,400	34.820	46.220	0.7	17,413
AIR PRODUCTS & CHEMICALS INC	4,600	64.381	81.060	0.6	17,161
ACE LTD	10,600	47.966	50.400	0.9	16,955
MCKESSON CORP	8,700	52.673	62.500	0.9	16,749
BEST BUY CO INC	8,500	38.125	39.460	0.6	16,437
TJX COS INC	9,800	30.238	36.550	0.6	15,340
ROGERS COMMUNICATIONS INC	17,200	27.565	31.000	0.9	15,197
NUCOR CORP	5,800	40.051	46.650	0.5	14,686
DIAMOND OFFSHORE DRILLING	6,200	92.501	98.420	1.0	13,681
PEARSON PLC ADR	32,100	14.094	14.360	0.8	11,642
TYCO ELECTRONICS LTD	14,100	23.243	24.550	0.6	11,265
MURPHY OIL CORP	7,500	46.135	54.200	0.7	10,349
INVESCO LTD	18,800	15.884	23.490	0.7	10,072
C H ROBINSON WORLDWIDE INC	8,000	50.216	58.730	0.8	9,851
GOODRICH CORP	5,000	44.757	64.250	0.5	7,990
BARD C R INC	4,600	80.759	77.900	0.6	7,520
EXPEDITORS INTL WASH INC	11,000	30.777	34.730	0.6	7,364
COOPER INDUSTRIES PLC	12,800	35.945	42.640	0.9	7,114
XILINX INC	18,200	21.559	25.060	0.8	6,938
LINEAR TECHNOLOGY CORP	7,400	27.151	30.560	0.4	6,818
PARTNERRE LTD	9,500	65.434	74.660	1.2	5,950
WISCONSIN ENERGY CORP	7,700	40.046	49.830	0.6	5,826
EQT CORPORATION	10,800	34.466	43.920	0.8	5,750
CF INDS HLDGS INC	4,495	65.771	90.780	0.7	4,408
STRAYER ED INC	1,800	176.032	212.520	0.6	2,977
PHARMACEUTICAL PROD DEV INC	9,100	33.215	23.440	0.4	2,770
TECHNE CORP	2,600	52.349	68.560	0.3	2,554
SNAP ON INC	14,500	29.866	42.260	1.0	2,440
ATLAS ENERGY INC	15,600	17.689	30.140	0.8	2,355
ASPEN INSURANCE HOLDINGS LTD	19,200	23.670	25.450	0.8	2,116
INTERSIL CORP	24,300	12.179	15.340	0.6	1,882
OWENS & MINOR INC	7,400	36.533	42.930	0.5	1,797
SYNTEL INC	7,922	27.224	38.030	0.5	1,580
APOLLO INVT CORP	37,900	8.720	9.540	0.6	1,567
POLARIS INDS INC	8,300	27.942	43.630	0.6	1,427
LANCASTER COLONY CORP	4,900	49.615	49.680	0.4	1,400
KAYNE ANDERSON MLP INVSM	14,650	20.876	25.040	0.6	1,284
NORTHWEST BANCSHARES INC	27,500	10.851	11.270	0.5	1,247
LUFKIN INDUSTRIES INC	4,700	37.519	73.200	0.6	1,089
CATO CORP	23,747	15.570	20.060	0.8	558
MTS SYS CORP	9,500	21.409	28.740	0.5	476
TORTOISE ENERGY CAP CORP	22,900	17.893	22.880	0.9	409
PENNANTPARK INVT CORP	23,700	6.623	8.920	0.4	230

WEIGHTED AVERAGE:	64,308
UNWEIGHTED AVERAGE:	44,422
MEDIAN:	22,860

Model Portfolios Use Opportunity Matrix

Dividend Growth

S&P 500: 1115.10
10-Year U.S. Treasury:3.842%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH	CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Assets		Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 8	Verizon/Rogers Comm./ Telefonica	ACE Ltd./PartnerRe/ Aspen Insurance Goldman Sachs/JPMorgan	Total/Chevron/Murphy/ Marathon/Occidental Atlas Inc./Exelon/ EQT Corp/FPL Group	Abbott Labs/Johnson & Johnson Procter & Gamble/Colgate-Palmolive Inc	IBM		
Second Tier (2-21/2 %) 10	Kayne Anderson/Enbridge Tortoise Energy	Wells Fargo/US Bancorp		Becton Dickinson/C.R. Bard Pepsico QUALCOMM General Mills/Lancaster Colony Target/Wal-Mart Stores	Diamond Offshore/ Halliburton/Lufkin	General Electric/ABB United Technologies/ Goodrich	
Third Tier (1-11/2 %) 50	Apollo Investments/ PennantPark Philip Morris Intl Royal Bank of Canada	Bank of NY Mellon Travelers	Northwest Bancshares Prudential Sasol	Accenture/Syntel Automatic Data Processing Baxter Intl C.H. Robinson/Expeditors Corning Diageo Franklin Resources/Invesco McKesson/Owens & Minor Medtronic Microsoft MTS Oracle PPDI Strayer Ed Techne Teva Pharmaceutical Thermo Fisher	3M Air Prod. And Chem. Applied Materials Best Buy BHP Billiton Deere & Co. Eli Lilly Emerson Electric/ Cooper Industries Intel Lockheed Martin McDonalds Nike Snap On TJX Wisconsin Energy Xilinx/Linear Tech	Cato Corp Home Depot Intersil Nucor Steel Pearson Polaris Tyco Electronics Union Pacific/UPS	CF Industries
Sector Distribution	36%			34%	32%		

Targeted weightings as of 12/31/09

Sit Dividend Growth – Investment Summary

- Improving investor **sentiment for dividend paying stocks appears to be in early stage**
- All companies in the Fund are expected to **pay a dividend** that grows over time
- Emphasize **stability and financial strength** to ensure sustainability of dividends
- The risk profile (**i.e., beta<1**) is expected to be below the S&P 500. Our goal is to maintain an attractive relative yield while **limiting** interest rate, earnings, and credit risk
- Maintain equal proportion of **dividend growth** and **higher yielding** securities and maintain **highly diversified** portfolio
- To meet dual objectives of growth and income, assess opportunities across **market capitalizations, geographies (i.e., ADRs) and sectors (including technology)**

V. Biographies

Equity Team Biographies

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	19 Years	
Age:	47	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	17 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Ronald D. Sit, CFA
Vice President - Research and Investment Management

Retail/Consumer Sectors

Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	25 Years	
Age:	49	
E-mail:	rds@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	15 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Robert W. Sit, CFA
Vice President – Research and Investment Management

Technology/Energy Sectors

Professional Experience: 1991-Present Sit Investment Associates, Inc.

Education: Northwestern University, MBA (2002)
DePauw University (IN), BA (1991)

Inv. Exp.: 18 Years

Age: 40

E-mail: rws@sitinvest.com



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials Sectors

Professional Experience:
2001-Present Sit Investment Associates, Inc.
1987-2000 The Pillsbury Company, Manager – Benefits Investment, Senior Economist
1984-1987 Tri/Valley Growers, Manager - Economic Research
1979-1983 U.S. Department of Agriculture, Agricultural Economist

Education: University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin – Madison, BS (1977)

Inv. Exp.: 19 Years

Age: 54

E-mail: mjs@sitinvest.com



Raymond E. Sit
Vice President – Research and Investment Management

Asia/Developing Markets Regions

Professional Experience:
1992-Present Sit Investment Associates, Inc.
1988-1992 Tecolote Research, Inc., Cost Analyst

Education: Pepperdine University, MBA (1990)
University of Minnesota, BS (1987)

Inv. Exp.: 18 Years

Age: 44

E-mail: res@sitinvest.com



Denise A. Anderson, Ph.D.
Vice President – Research & Investment Management

Health Care Sector

Professional Experience:
2008-Present Sit Investment Associates, Inc.
2001-2008 Kepler Capital Markets,
1998-2000 Bank Sarasin, Chemical and Pharm. Analyst/VP
1992-1998 Roche Holding Company, Director/Scientist

Education: Duke University, MBA (1997)
The Johns Hopkins University, PhD (1989)
University of Minnesota, BA (1983)

Inv. Exp.: 12 Years

Age: 47

E-mail: daa@sitinvest.com



Equity Team Biographies

John M. Bernstein

Vice President, Research & Investment Management

Financial Sector

Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	17 Years	
Age:	45	
E-mail:	jmb@sitinvest.com	



Stacey M. Curme

Equity Trader/Equity Research Analyst

Generalist/Trading

Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	13 Years	
Age:	38	
E-mail:	smc@sitinvest.com	



Joseph R. Eshoo

Vice President, Research & Investment Management

Technology/Telecommunications Sectors

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2005-2007	HighMark Capital, Senior Technology Analyst, Vice President
	2003-2005	Zachs Investment Research, SeniorAnalyst
	1997-2001	A.G. Edwards & Sons, Senior Analyst
	1995-1996	SEI Corporation, Senior Research Consultant
	1982-1992	Northrup AIL, Electronic Systems Design Group Manager
Education:	University of Chicago, MBA (1991)	
	Northwestern University, MEM (1988)	
	Marquette University, BSEE (1982)	
Inv. Exp.:	15 Years	
Age:	49	
E-mail:	jre@sitinvest.com	



Matthew T. Loucks, CFA

Vice President, Research & Investment Management

Health Care Sector

Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co., Analyst
	1998-1999	Banc of America Securities, Associate
	1995-1998	JP Morgan & Co., Analyst
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	15 Years	
Age:	35	
E-mail:	mtl@sitinvest.com	



Equity Team Biographies

Janet K. Kinzler
Vice President, Research & Investment Management
Europe/Canada Regions

Professional Experience:	2001-Present	Sit Investment/International
	2000-2001	SCA Consulting, Principal
	1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997	Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992)	
	University of Michigan, BBA (1986)	
Inv. Exp.:	17 Years	
Age:	44	
E-mail:	jkk@sitinvest.com	



Tasha M. Murdoff
Vice President, Research & Investment Management
Europe/Emerging Markets/Canada Regions

Professional Experience:	1998-Present	Sit Investment/International
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002)	
	Augsburg College, BA (1997)	
Inv. Exp.:	10 Years	
Age:	33	
E-mail:	tmm@sitinvest.com	



Ningning Tang, CFA
Equity Research Associate
Semiconductors Sector/Greater China Region

Professional Experience:	2007-Present	Sit Investment Associates, Inc.
	2005-2007	Craig-Hallum Capital Group, Equity Analyst
	2004-2005	Peregrine Capital Group, Intern
Education:	University of St. Thomas, MBA (2004)	
	Beijing Second Foreign Language Institute, BA (1992)	
Inv. Exp.:	6 Years	
Age:	39	
E-mail:	nt@sitinvest.com	



Bradley W. Meyer
Equity Trader/Equity Research Assistant
Generalist – Trading/Quantitative Research

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc., Portfolio Accountant
Education:	University of Minnesota, MBA (2008)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	7 Years	
Age:	34	
E-mail:	bwm@sitinvest.com	



Equity Team Biographies

Matthew J. Michalik
Equity Research Assistant

Generalist - Quantitative Research

Professional Experience: 2008-Present Sit Investment Associates, Inc.
2007-2008 United Health Group, Sr. Business Analyst
2006-2007 Sit Investment Associates, Inc., Intern
Education: University of St. Thomas, BA (2006)
Inv. Exp.: 3 Years
Age: 25
E-mail: mjm@sitinvest.com



Nicholas D. Tich
Equity Research Assistant

Generalist – Quantitative Research

Professional Experience: 2005-Present Sit Investment Associates, Inc.
Education: University of St. Thomas, BS (2008)
Inv. Exp.: 2 Years
Age: 23
E-mail: ndt@sitinvest.com



Lee J. Feltman
Equity Research Assistant

Generalist – Quantitative Research

Professional Experience: 2007-Present Sit Investment Associates, Inc.
Education: University of Minnesota, BS (2009)
Inv. Exp.: 2 Years
Age: 22
E-mail: ljf@sitinvest.com



Scott A. Spalding, CFA
Institutional Marketing

Professional Experience: 2006-Present Sit Investment Associates, Inc.
1999-2006 FAF Advisors, Inc., Director, Consultant Relations
1994-1999 Piper Jaffray, Marketing and Sales
Education: Winona State University, BA Accounting (1994)
Inv. Exp.: 16 Years
Age: 38
E-mail: sas@sitinvest.com



Equity Team Biographies

Peter L. Mitchelson, CFA
Consultant

Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Inv. Exp:	42 Years	
Age:	67	
E-mail:	plm@sitinvest.com	



Mark A. Pepper
Consultant – Equity Generalist

Professional Experience:	2008 – Present	Sit Investment Associates, Inc.
	2007-2008	OFI Institutional Asset Management, Vice President, Senior Research Analyst
	2002-2007	Sit Investment Associates, Inc., Analyst
	1996-1999	Goldman, Sachs & Company, Financial Analyst, Global Research
Education:	Harvard Business School, MBA (2001)	
	Bryant College, BS (1995)	
Inv. Exp.:	11 Years	
Age:	39	



International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.